UNITED STATES               OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION  OMB Number:
                       Washington, DC 20549         3235-0058
                                                    Expires:
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                           FORM 12b-25               SEC FILE NUMBER
                                                         1-08964

                   NOTIFICATION OF LATE FILING        CUSIP NUMBER
                                                       405752 10 6

(Check One):   [X] Form 10-K  [_] Form 20-F  [_] Form 11-K  [  ] Form
10-Q  [__] Form 10-D  [_] Form N-SAR   [_] Form N-CSR

     For Period Ended: March 31, 2008

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

     For the Transition Period
     Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
    ______________________________________________________________

PART I -- REGISTRANT INFORMATION


Halifax Corporation of Virginia

Full Name of Registrant


Former Name If Applicable

5250 Cherokee Avenue

Address of Principal Executive Office (Street and Number)


Alexandria, VA 22312

City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)






     (a)  The reason described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense


[X]


     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-
          K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

    The Registrant has been involved in the negotiation of its new credit facility since March 31, 2008. Subject to finalize the terms thereof, the Registrant intends to enter into the new credit facility in order to replace and repay in full the old credit facility which was due and payable in full on June 30, 2008. The work related to the negotiations with the new lender regarding the new credit facility has required the registrant's executive officers and employees to devote substantial effort which otherwise would have been devoted to the preparation and filing of the Registrant's annual report on Form 10-K for the fiscal year ended March 31, 2008. Additionally, the preparation of the description of the new credit facility in the Form 10-K as well as the review process of such disclosure could not be completed by June 30, 2008. Based upon recent guidance received, the Registrant is also correcting a previously disclosed classification error contained in its Form 10-K for the fiscal year ended March 31, 2007. As a result, of this guidance certain changes were required to be made throughout the 2008 financial statements. For such reasons, the subject Form 10-K could not be filed within the prescribed period.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Joseph Sciacca                (703)          750-2400

          (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                        [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attachment.




                    Halifax Corporation of Virginia

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: July 1, 2008                 By: /s/ Joseph Sciacca
                                        Joseph Sciacca
                                        Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                               ATTENTION

   Intentional misstatements or omissions of fact constitute Federal
               Criminal Violations (see 18 U.S.C. 1001).

                   ATTACHMENT TO PART IV-ITEM (3) OF
                              FORM 12B-25

                    Halifax Corporation of Virginia

                 WITH RESPECT TO ITS FORM 10-K FOR THE
                       YEAR ENDED MARCH 31, 2008


The Registrant estimates that its results of operations for the fiscal year ended March 31, 2008, as reflected in its consolidated statements of operations to be included in its Form 10-K for the fiscal year ended March 31, 2008, will reflect the following changes:

For the fiscal year ended March 31, 2008, the Registrant expects to report that it incurred an operating loss of approximately $1,848,000 compared to no operating loss or income for the fiscal year ended March 31, 2007. The loss for the fiscal year ended March 31, 2008 was primarily a result of a charge for obsolete inventory, settlement of litigation, expenses incurred in conjunction with an acquisition transaction that did not close.

The Registrant is also correcting a previously reported error contained in Form 10-K for fiscal year ended March 31, 2007. The correction will reduce the loss reported for fiscal 2007 from $2,790,000, $(.88) to $2,410,000, $(.76)

As a result of the foregoing, for the fiscal year ended March 31, 2008, the Registrant expects to report that it incurred a net loss of approximately $2,453,000 compared to a net loss of approximately
$2,410,000 for the fiscal year ended March 31, 2007.


Also, as a result of the foregoing, for the fiscal year ended March 31, 2008, the Registrant expects to report a loss per common share on a fully diluted basis of approximately $0.77 compared to a loss per common share on a fully diluted basis of approximately $0.76 for the fiscal year ended March 31, 2007.